Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Year ended December 31,
	2014	2013	2012	2011
	(in thousands)
Net loss	$(7,874)	$(26,088)	$(11,742)	$(10,817)
Fixed charges:
Interest expensed and capitalized	—	936	1,486	577
Amortization of debt issuance costs	—	19	15	—
Estimate of interest within rental expense	8	31	30	29
Total fixed charges	8	986	1,531	606
Net loss plus fixed charges	$(7,866)	$(25,102)	$(10,211)	$(10,211)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A

(1)              We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.